EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of WPP Group plc (the “Company”) on Form 20-F for the period ending December 31, 2002 (the “Report”), I, Sir Martin Sorrell, Group Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirement of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the Company’s financial position and results of operations.

Date: June 26, 2003

/S/    SIR MARTIN SORRELL

Sir Martin Sorrell

Group Chief Executive

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of WPP Group plc (the “Company”) on Form 20-F for the period ending December 31, 2002 (the “Report”), I, Paul Richardson, Group Finance Director of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirement of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the Company’s financial position and results of operations.

Date: June 26, 2003

/S/    P W G RICHARDSON

Paul Richardson

Group Finance Director